Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-172554 and 333-172554-01

PRICING SUPPLEMENT NO. 2012—MTNDG0209 DATED MARCH 2, 2012
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Market-Linked Coupon Notes Based on the S&P 500® Index due March 5, 2015
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The notes will mature on March 5, 2015.
•	The notes will be issued in denominations of $1,000 and in integral multiples thereof.
•	The stated principal amount and issue price will be $1,000 per note.
•	The notes will pay a fixed quarterly coupon in cash at a rate of 5.90% per annum.
•
Unlike conventional debt securities, the notes do not provide for the repayment of the stated principal amount at maturity in all circumstances.  Instead, your payment at maturity on the notes is linked to the S&P® 500 Index, which we refer to as the “underlying index.”  At maturity you will be entitled to receive, for each note you then hold, an amount in cash that we refer to as the “indexed principal amount” (plus the final quarterly coupon payment), which will depend on the closing value of the underlying index on the valuation date as follows:

• If the final index value is greater than the downside threshold value:	$1,000
• If the final index value is less than or equal to the downside threshold value:	$1,000 multiplied by the index performance factor (which will be less than or equal to 60%)

If the final index value is less than or equal to the downside threshold value, you will lose at least 40%, and possibly as much as all, of the stated principal amount of your notes.  See the “Hypothetical Indexed Principal Amounts” graph on page PS-17.

•	The “final index value” will equal the closing value of the underlying index on the valuation date.
•	The “downside threshold value” equals 821.778, 60% of the initial index value.
•	The “initial index value” equals 1,369.63, the closing value of the underlying index on the pricing date.
•	The “index performance factor” will equal the final index value divided by the initial index value.
•	The “pricing date” is March 2, 2012, the date on which the notes priced for initial sale to the public.
•	The “valuation date” will be March 2, 2015, subject to postponement for non-index business days and certain market disruption events.
•
Any positive return on the notes will be limited to the sum of your quarterly coupon payments, even if the final index value greatly exceeds the initial index value.  Investors in the notes will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes, but investors will bear the full downside risk of the underlying index if the final index value is less than or equal to the downside threshold value.

•	All payments on the notes are subject to the credit risk of Citigroup Inc.
•	The notes will not be listed on any securities exchange and, accordingly, will have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
•	The CUSIP for the notes is 1730T0WL9. The ISIN for the notes is US1730T0WL96.

Investing in the notes involves a number of risks not associated with an investment in conventional debt securities. See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.
	Per Note	Total
Public Offering Price	$ 1,000.00	$ 2,500,000.00
Underwriting Fee	$ 15.00(1)	$ 37,500.00
Proceeds to Citigroup Funding Inc.	$ 985.00	$ 2,462,500.00
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $15.00 for each $1,000 note sold in this offering.  From this underwriting fee, Citigroup Global Markets Inc. will pay certain dealers, including broker-dealers affiliated with Citigroup Global Markets Inc., a fixed selling concession of $15.00 for each $1,000 note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about March 7, 2012.
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

KEY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the notes are not principal protected, you may lose the entire stated principal amount of your notes.

Notes:	Market-Linked Coupon Notes Based on the S&P 500® Index due March 5, 2015
Underlying index:	S&P 500® Index
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$2,500,000
Pricing date:	March 2, 2012, the date on which the notes are priced for initial sale to the public
Issue date:	March 7, 2012
Valuation date:	March 2, 2015, subject to postponement for non-index business days and certain market disruption events
Maturity date:	March 5, 2015
Coupon:	5.90% per annum, paid quarterly and computed on the basis of a 360-day year of twelve 30-day months
Coupon payment dates:
Each March 5, June 5, September 5 and December 5, beginning on June 5, 2012.  If a coupon payment date falls on a day is not a business day, the coupon to be paid on that coupon payment date will be paid on the next succeeding business day with the same force and effect as if paid on that coupon payment date, and no additional interest will accrue as a result of such delayed payment.

Payment at maturity:	The quarterly coupon payment due on the maturity date plus the indexed principal amount
Indexed principal amount per note:
•  If the final index value is greater than the downside threshold value:
$1,000
•  If the final index value is less than or equal to the downside threshold value:
$1,000 × index performance factor (which will be less than or equal to 60%)
If the final index value is less than or equal to the downside threshold value, you will lose at least 40%, and possibly as much as all, of the stated principal amount of your notes.

Initial index value:	1,369.63, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Downside threshold value:	821.778, 60% of the initial index value
Index performance factor:	final index value initial index value
Risk factors:	Please see “Risk Factors Relating to the Notes” beginning on page PS-7.
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Clearing and settlement:	DTC
Listing:	The notes will not be listed on any securities exchange.
Calculation agent:	Citigroup Global Markets Inc.
Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
CUSIP:	1730T0WL9
ISIN:	US1730T0WL96

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Market-Linked Coupon Notes Based on the S&P 500® Index due March 5, 2015 (the “notes”) are senior unsecured debt securities of Citigroup Funding Inc. (“Citigroup Funding”), fully and unconditionally guaranteed by Citigroup Inc. and have a maturity of approximately three years.  All payments due on the notes are subject to the credit risk of Citigroup Inc.

The notes will pay a fixed quarterly coupon in cash at a rate of 5.90% per annum, but unlike ordinary debt securities, the notes do not provide for the full return of the stated principal amount at maturity in all circumstances.  Instead, your payment at maturity on the notes is linked to the S&P® 500 Index, which we refer to as the “underlying index.”  At maturity you will be entitled to receive, for each note you then hold, an amount in cash that we refer to as the “indexed principal amount” (plus the final quarterly coupon payment), which will depend on the closing value of the underlying index on the valuation date.  If the closing value of the underlying index on the valuation date (the “final index value”) is greater than the downside threshold value, you will receive the stated principal amount of your notes at maturity.  If the closing value of the underlying index on the valuation date is less than or equal to the downside threshold value, you will lose 1% of the stated principal amount of your notes for each 1% by which the final index value is less than the closing value of the underlying index on the pricing date (the “initial index value”).  The “downside threshold value” equals 821.778, 60% of the initial index value.  The “pricing date” is March 2, 2012, the date on which the notes priced for initial sale to the public.  The “valuation date” will be March 2, 2015, subject to postponement for non-index business days and certain market disruption events.

If the final index value is less than or equal to the downside threshold value, you will lose at least 40%, and possibly as much as all, of the stated principal amount of your notes.

You will have no opportunity to participate in any increase in the closing value of the underlying index over the term of the notes.  Any positive return on the notes will be limited to the sum of your quarterly coupon payments, even if the final index value greatly exceeds the initial index value.  Investors in the notes will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes, but investors will bear the full downside risk of the underlying index if the final index value is less than or equal to the downside threshold value.  See “—What Will I Receive at Maturity of the Notes?” below.

The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a stated principal amount of $1,000.  You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive a Coupon Payment on the Notes?

Yes.  The notes will pay a fixed quarterly coupon in cash at a rate of 5.90% per annum.  The coupon payments will be made on each March 5, June 5, September 5 and December 5, beginning on June 5, 2012 (each such day, a “coupon payment date”).  Each coupon payment will be computed on the basis of a 360-day year of twelve 30-day months, or in the case of an incomplete month, the number of days elapsed.  Interest payable on June 5, 2012 will accrue from and including the issue date to but excluding such first coupon payment date, and interest payable on each succeeding coupon payment date will accrue from and including the immediately preceding coupon payment date to but excluding such succeeding coupon payment date.

The coupon payment will be payable to the persons in whose names the notes are registered at the close of business on the business day immediately preceding the applicable coupon payment date (each such day, a “regular record date”), except that the final coupon payment will be payable to the persons who receive the indexed principal amount at maturity, as described below under “—What Will I Receive at Maturity of the Notes?”  If a coupon payment date falls on a day that is not a business day, the coupon payment to be made on that coupon payment date will be made on the next succeeding business day with the same force and effect as if made on that coupon payment date, and no additional interest will accrue as a result of such delayed payment.

What Will I Receive at Maturity of the Notes?

The notes will mature on March 5, 2015.  Your payment at maturity, for each note you then hold, will be an amount in cash equal to (i) the quarterly coupon payment due on the maturity date plus (ii) the indexed principal amount.  The indexed principal amount will be determined as follows:

• If the final index value is greater than the downside threshold value:	$1,000
• If the final index value is less than or equal to the downside threshold value:	$1,000 multiplied by the index performance factor (which will be less than or equal to 60%)

The “index performance factor” will equal the final index value divided by the initial index value.  If the final index value is less than or equal to the downside threshold value, you will lose at least 40%, and possibly as much as all, of the stated principal amount of your notes.

What Will I Receive if I Sell the Notes Prior to Maturity?

You will receive each quarterly coupon payment only if you hold the notes on the applicable regular record date for that coupon payment date.  You will receive the payment at maturity on the notes, which may be significantly less than the stated principal amount of the notes, only if you hold the notes to maturity.  If you choose to sell your notes before maturity, you should not expect to receive the full stated principal amount of the notes you sell.  You should refer to “Risk Factors Relating to the Notes—The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors” and “—The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited” in this pricing supplement for further information.

Who Publishes the Underlying Index and What Does It Measure?

Unless otherwise stated, all information on the underlying index provided in this pricing supplement is derived from publicly available sources. The underlying index is calculated, maintained and published by Standard & Poor’s Financial Services LLC and consists of 500 component stocks selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. The calculation of the value of the underlying index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of March 2, 2012, the aggregate market value of the 500 companies included in the underlying index represented approximately 75% of the U.S. equities market. For further information on the underlying index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies that constitute the underlying index.

How Has the Underlying Index Performed Historically?

We have provided a table showing the high, low and end-of-period closing values of the underlying index for each quarter in the period from January 3, 2007 to March 2, 2012, as well as a graph showing the daily closing values of the underlying index on each day such closing values were available from January 3, 2007 to March 2, 2012. You can find the table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying index in recent years, however, past performance is not indicative of how the underlying index will perform in the future.

What Are the U.S. Federal Tax Consequences of Investing in the Notes?

See “United States Federal Tax Considerations” below for a description of the U.S. federal tax consequences of investing in the notes.

Will the Notes Be Listed on a Securities Exchange?

The notes will not be listed on any securities exchange and, accordingly, will have limited or no liquidity.  You should not invest in the notes unless you are willing to hold them to maturity.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc. (“Citigroup Global Markets”), is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers may, but are not obligated, to buy the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus.  However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Citigroup Global Markets will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets will make determinations with respect to the notes.  You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We have hedged our obligations under the notes through one or more of our affiliates. This hedging activity may involve trading in the stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or the stocks that constitute the underlying index. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in any secondary market that may develop. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the underlying index and other events that are difficult to predict and beyond our control.

You May Lose Some or All of Your Investment in the Notes

Unlike conventional debt securities, the notes do not provide for the full repayment of the stated principal amount in all circumstances.  Instead, your payment at maturity will depend on the closing value of the underlying index on the valuation date.  If the final index value is less than or equal to the downside threshold value, which is 60% of the initial index value, your payment at maturity (excluding the final coupon payment) will be less than or equal to $600 per note and could be zero.  You should not invest in the notes if you are unable or unwilling to bear the risk of losing all of your investment in the notes.  See “Hypothetical Payments on the Notes—Hypothetical Indexed Principal Amounts” below.

The Notes Will Be Adversely Affected By Volatility of the Closing Value of the Underlying Index

If the closing value of the underlying index is volatile, or if the volatility of the underlying index increases over the term of the notes, it is more likely that you will not receive the full stated principal amount of the notes at maturity.  This is because it is more likely that the final index value will be less than or equal to the downside threshold value the more volatile the closing value of the underlying index.  You should understand that, in general, the higher the coupon rate determined on the pricing date, the greater the expected likelihood that the final index value will be less than the downside threshold value, such that you would not receive the full stated principal amount of the notes at maturity.

Volatility refers to the magnitude and frequency of changes in the value of the underlying index over any given period.  Although the underlying index may theoretically experience volatility in either a positive or a negative direction, the value of the underlying index is much more likely to decline as a result of volatility than to increase.

Historically, the value of the underlying index has been volatile. From January 3, 2007 to March 2, 2012, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15. The indexed principal amount will depend on whether the final index value is greater than, equal to or less than 60% of the initial index value.  Accordingly, the return on the notes will be determined by the closing value of the underlying index on only one date, regardless of the closing value of the underlying index on any other date during the term of the notes.  Consequently, the volatility of the underlying index may result in your receiving an indexed principal amount at maturity that is less than or equal to $600 per note and possibly zero, even if the closing value of the underlying index greatly exceeds the downside threshold value on one or more other dates during the term of the notes.

You May Be Exposed to the Full Negative Performance, But Will Not Participate In Any Positive Performance, of the Underlying Index

Even though you will be subject to the risk of a decline in the value of the underlying index, you will not participate in any appreciation in the value of the underlying index over the term of the notes.   Your maximum possible return on the notes will be limited to the coupon payable on the notes, which is 5.90% per annum.  Consequently, your return on the notes may be significantly less than the return you could achieve on an alternative investment that provides for participation in the appreciation of the underlying index.  You should not invest in the notes if you seek to participate in any appreciation of the underlying index.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Value of the Notes

You are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes.  The notes are not guaranteed by any entity other than Citigroup Inc.  If we default on our obligations and Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Your Notes Prior to Maturity

The notes will not be listed on any securities exchange. Accordingly, the notes will have limited or no liquidity, and you should not invest in the notes unless you are willing to hold them to maturity.

Citigroup Global Markets may, but is not obligated to, make a market in the notes.  If Citigroup Global Markets does make a market in the notes, it may discontinue doing so at any time.  Because we do not expect that other broker-dealers will participate significantly in any secondary market for the notes, the price at which you may be able to sell your notes prior to maturity is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact.  If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market at all for the notes.  The price, if any, at which Citigroup Global Markets may be willing to purchase your notes in any secondary market that may develop may be significantly less than the stated principal amount.  Any sale of the notes prior to maturity may result in a substantial loss.  As a result, you should be prepared to hold your notes until maturity.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price because the public offering price of the notes includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. Any secondary market price for the notes is also likely to be reduced by the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

The value of your notes prior to maturity will fluctuate based on the value of the underlying index and a number of other factors, including those described below.  Some of these factors are interrelated in complex ways.  As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The paragraphs below describe what we expect to be the impact on the value of the notes of a change in a specific factor, assuming all other conditions remain constant.  You should understand that the value of your notes at any time prior to maturity may be significantly less than the stated principal amount.

Underlying Index Closing Value.  We expect that the value of the notes at any time will depend substantially on the closing value of the underlying index at that time.  If the closing value of the underlying index declines following the pricing date, the value of your notes, if any, will also likely decline, perhaps significantly.  Even at a time when the closing value of the underlying index exceeds the initial index value, the value of your notes may nevertheless be significantly less than the stated principal amount of your notes because of expectations that the closing value of the underlying index will continue to fluctuate between that time and the valuation date, among other reasons.  Significant increases in the closing value of the underlying index are not likely to be reflected in the value of the notes because the amount you may receive at maturity for each note is limited to the stated principal amount.

The closing value of the underlying index will be influenced by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally. Our, or our counterparties’, hedging activity in stocks that constitute the underlying index and/or instruments related to the underlying index and/or stocks that constitute the underlying index, the issuance of other notes similar to the notes and trading and other activities by us, our affiliates or other market participants can also affect the closing value of the underlying index.

Volatility of the Underlying Index.  If the expected volatility of the underlying index increases during the term of the notes, the value of the notes is likely to decrease because of a perceived increase in the likelihood that the final index value will be less than or equal to the downside threshold value.

Dividend Yield of the Stocks that Constitute the Underlying Index.  If the dividend yield on the stocks that constitute the underlying index increases, we expect that the value of the notes may decrease.  You will not be entitled to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

Interest Rates. We expect that the value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the notes may decrease.

Time Remaining to Maturity.  At any given time, a portion of the value of the notes will be attributable to time value, which is based on the amount of time then remaining to maturity.  If you sell the notes at any time prior to maturity, you will be giving up any increase in the time value of the notes that may result as the time remaining to maturity shortens.

Credit Ratings, Financial Condition and Results of Operations of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in the financial condition or results of operations of Citigroup Funding or the credit ratings, financial condition or results of operations of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates have hedged our obligations under the notes and will carry out hedging activities related to the notes (and to other instruments linked to the underlying index or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or the stocks that constitute the underlying index.  Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Such hedging or trading activities on or prior to the pricing date could have potentially increased the closing value of the underlying index on the pricing date and, accordingly, the closing value the underlying index must achieve on the valuation date in order for investors to receive the full stated principal amount of the notes at maturity.  Additionally, any of these hedging or trading activities during the term of the notes, including on or near the valuation date, could adversely affect the closing value of the underlying index on the valuation date and, accordingly, the payment to you at maturity.  This hedging activity may present a conflict of interest between your interest as a holder of the notes and the interests we and/or our counterparties, which may be our affiliates, have in executing, maintaining and adjusting hedging transactions. These hedging activities could also affect the price, if any, at which Citigroup Global Markets may be willing to purchase your notes in any secondary market that may develop.  Further, it is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Index

Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.  As of March 2, 2012, the stocks that constitute the underlying index yielded an average dividend of 2.01% per year.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  Moreover, because the indexed principal amount will not exceed $1,000, the return on the notes will never exceed the sum of the quarterly coupon payments, even if the final index value greatly exceeds the initial index value.  Accordingly, the notes are not a suitable investment for investors who seek to receive returns that reflect the performance of the underlying index.

Adjustments to the Underlying Index Could Adversely Affect the Value of the Notes

The underlying index publisher may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In this circumstance, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index.

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the price of the underlying index will affect the value of the notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

You Will Have No Rights Against the Underlying Index Publisher

You will have no rights against the underlying index publisher, even though the amount you receive at maturity will depend upon the closing value of the underlying index on the valuation date. The underlying index publisher is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial index value, the downside threshold value and the final index value, and calculate the quarterly coupon payments and the payment to you at maturity.  Determinations or calculations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor index or calculation of the closing value in the event of the unavailability or discontinuance of the underlying index or the occurrence of a market disruption event, may adversely affect the amount of the payment to you at maturity.

The U.S Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment described herein.  If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  As described below under “United States Federal Tax Considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of this pricing supplement entitled “United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus in connection with your investment in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and, to the extent inconsistent with, replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filing for May 12, 2011 on the SEC Web site):

▪	Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Market-Linked Coupon Notes Based on the S&P 500® Index due March 5, 2015 (the “Notes”) are senior unsecured debt securities of Citigroup Funding, fully and unconditionally guaranteed by Citigroup Inc. and have a maturity of approximately three years.  All payments due on the Notes are subject to the credit risk of Citigroup Inc.

The Notes will pay a fixed quarterly coupon in cash at a rate of 5.90% per annum, but unlike ordinary debt securities, the Notes do not provide for the full return of stated principal amount at maturity in all circumstances.  Instead, your payment at maturity on the notes is linked to the S&P 500® Index, which we refer to as the “Underlying Index.”  At maturity you will be entitled to receive, for each Note you then hold, an amount in cash that we refer to as the “Indexed Principal Amount” (plus the final quarterly coupon payment), which will depend on the Closing Value of the Underlying Index on the Valuation Date.  If the Closing Value of the Underlying Index on the Valuation Date is greater than the Downside Threshold Value, you will receive the stated principal amount of your Notes at maturity.  If the Closing Value of the Underlying Index on the Valuation Date is less than or equal to the Downside Threshold Value, you will lose 1% of the stated principal amount of your Notes for each 1% by which the Final Index Value is less than the Initial Index Value.

If the Final Index Value is less than or equal to the Downside Threshold Value, you will lose at least 40%, and possibly as much as all, of the stated principal amount of your Notes.

You will have no opportunity to participate in any increase in the Closing Value of the Underlying Index over the term of the Notes.  Any positive return on the Notes will be limited to the sum of your quarterly coupon payments, even if the Final Index Value greatly exceeds the Initial Index Value.  Investors in the Notes will not receive the dividend yield on, or share in any appreciation of, the Underlying Index over the term of the Notes, but investors will bear the full downside risk of the Underlying Index if the Final Index Value is less than or equal to the Downside Threshold Value.  See “—What Will I Receive at Maturity of the Notes?” below.

The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each Note represents a stated principal amount of $1,000.  You may transfer the Notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.  Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Coupon Payments

The Notes will pay a fixed quarterly coupon in cash at a rate of 5.90% per annum.  The coupon payments will be made quarterly on each March 5, June 5, September 5 and December 5, beginning on June 5, 2012 (each such day, a “Coupon Payment Date”).  Each coupon payment will be computed on the basis of a 360-day year of twelve 30-day months, or in the case of an incomplete month, the number of days elapsed.  Interest payable on June 5, 2012 will accrue from and including the Issue Date to but excluding such first Coupon Payment Date, and interest payable on each succeeding Coupon Payment Date will accrue from and including the immediately preceding Coupon Payment Date to but excluding such succeeding Coupon Payment Date.

The coupon payment will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding the applicable Coupon Payment Date (each such day, a “Regular Record Date”), except that the final quarterly coupon payment will be payable to the persons who receive the Indexed Principal Amount at maturity, as described below under “—Payment at Maturity”  If a Coupon Payment Date falls on a day that is not a Business Day, the coupon payment to be made on that Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

Payment at Maturity

The Notes will mature on March 5, 2015 (the “Maturity Date”).  On the Maturity Date, you will receive for each Note you hold an amount in cash equal to (i) the quarterly coupon payment due on the Maturity Date plus (ii) the Indexed Principal Amount.  The “Indexed Principal Amount” will be determined as follows:

• If the Final Index Value is greater than the Downside Threshold Value:	$1,000
• If the Final Index Value is less than or equal to the Downside Threshold Value:	$1,000 ×Index Performance Factor (which will be less than or equal to 60%)

If the Final Index Value is less than or equal to the Downside Threshold Value, you will lose at least 40%, and possibly as much as all, of the stated principal amount of your Notes.

Certain Definitions

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The “Calculation Agent” means Citigroup Global Markets, an affiliate of Citigroup Funding, or any successor appointed by Citigroup Funding.

The “Closing Value” on any date of determination, including the Valuation Date, means the closing value of the Underlying Index on such day as published by the Underlying Index Publisher, subject to the terms described under “—Discontinuance of the S&P 500® Index” and “—Alteration of Method of Calculation” below.  If the Closing Value of the Underlying Index is not available or a Market Disruption Event occurs on any date of determination, the Closing Value of the Underlying Index for that date, unless postponed by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent.  Instead of obtaining values from dealers as described in the preceding sentence, if a Market Disruption Event occurs on the Valuation Date or any other date of determination, the Calculation Agent may postpone such date for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the Maturity Date.

The “Final Index Value” will equal the Closing Value of the Underlying Index on the Valuation Date.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Underlying Index or any Successor Index is calculated and published and on which securities comprising more than 80% of the value of the Underlying Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the Closing Value of the Underlying Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

The “Index Performance Factor” will equal the Final Index Value divided by the Initial Index Value.

The “Initial Index Value” equals 1,369.63, the Closing Value of the Underlying Index on the Pricing Date.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index, (ii) any options or futures contracts, or any options on such futures contracts, relating to the Underlying Index or any Successor Index or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.  For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

The “Issue Date” means March 7, 2012.

The “Pricing Date” means March 2, 2012, the date on which the Notes are priced for initial sale to the public.

The “Underlying Index Publisher” is Standard & Poor’s Financial Services LLC.

The “Valuation Date” will be March 2, 2015.  If the Valuation Date is not an Index Business Day, it may be postponed by the Calculation Agent, but not past the Index Business Day immediately prior to the Maturity Date.  In addition, if a Market Disruption Event occurs on the Valuation Date, the Calculation Agent may postpone the Valuation Date as described above in the definition of “Closing Value.”

Discontinuance of the Underlying Index

If the Underlying Index Publisher discontinues publication of the Underlying Index and it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Underlying Index, then the value of the Underlying Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the Notes.

If the Underlying Index Publisher discontinues publication of the Underlying Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Underlying Index, the value to be substituted for the Underlying Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the Successor Index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the market value of the Notes.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Underlying Index or a Successor Index is changed in any material respect, or if the Underlying Index or a Successor Index is in any other way modified so that the value of the Underlying Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Underlying Index or the Successor Index as if the changes or modifications had not been made.  For example, if the method of calculating the Underlying Index or the Successor Index is modified so that the value of the Underlying Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of that index as if it had not been modified.

No Redemption

The Notes are not subject to redemption at the option of any holder or Citigroup Funding prior to maturity.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the Valuation Date were the date of such acceleration.  See “—Payment at Maturity” above.  If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the Valuation Date were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 2.90% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC.  The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0WL9.  The ISIN for the Notes is US1730T0WL96.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

HYPOTHETICAL PAYMENTS ON THE NOTES

The total return on the Notes will consist of the quarterly coupon payments payable on each Coupon Payment Date (including the Maturity Date, in the case of the final quarterly coupon payment) and the Indexed Principal Amount payable on the Maturity Date.  Set forth below are hypothetical examples of the Indexed Principal Amount and the total return on the Notes.

Hypothetical Indexed Principal Amounts

The diagram below illustrates the Indexed Principal Amount per Note that may be payable on the Maturity Date for a range of hypothetical percentage changes in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date (as measured solely on those two dates).

Hypothetical Indexed Principal Amounts

Investors in the Notes will not be entitled to receive any dividends paid with respect to the stocks that constitute the Underlying Index.  As of March 2, 2012, the average dividend yield of those stocks was 2.01% per year.  However, it is impossible to predict whether the dividend yield over the term of the Notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  The graph above does not show any effect of lost dividend yield over the term of the Notes.

Hypothetical Total Return on the Notes

The table below presents hypothetical examples of the total amounts payable per Note over the term of the Notes.  The examples below are based on the following:

▪	Initial Index Value:	1,369.63
▪	Downside Threshold Value:	821.778, 60% of the Initial Index Value
▪	Per Annum Coupon:	5.90%
▪	Total Coupon Payments:	$177.00 per Note

Hypothetical Final Index Value	Hypothetical Percentage Change in the Closing Value of the Underlying Index	Hypothetical Index Performance Factor	Hypothetical Indexed Principal Amount Per Note	Hypothetical Total Payments Per Note	Hypothetical Total Return Percentage	Hypothetical Annual Return Percentage(1)
0.00	-100.0%	0.00	$0.00	$177.00	-82.30%	-27.43%
273.93	-80.0%	0.20	$200.00	$377.00	-62.30%	-20.77%
547.85	-60.0%	0.40	$400.00	$577.00	-42.30%	-14.10%
821.78	-40.0%	0.60	$600.00	$777.00	-22.30%	-7.43%
835.47	-39.0%	n/a	$1,000.00	$1,177.00	17.70%	5.90%
1,095.70	-20.0%	n/a	$1,000.00	$1,177.00	17.70%	5.90%
1,369.63	0.0%	n/a	$1,000.00	$1,177.00	17.70%	5.90%
1,643.56	20.0%	n/a	$1,000.00	$1,177.00	17.70%	5.90%
1,917.48	40.0%	n/a	$1,000.00	$1,177.00	17.70%	5.90%
2,191.41	60.0%	n/a	$1,000.00	$1,177.00	17.70%	5.90%
2,465.33	80.0%	n/a	$1,000.00	$1,177.00	17.70%	5.90%
2,739.26	100.0%	n/a	$1,000.00	$1,177.00	17.70%	5.90%
(1) Calculated on a simple interest basis.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the Underlying Index provided in this pricing supplement, including, without limitation, its composition, method of calculation and changes in components, from publicly available sources. Such information reflects the policies of, and is subject to change by, the Underlying Index Publisher.  The Underlying Index Publisher is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Underlying Index at any time.  None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Underlying Index.

The Underlying Index is published by Underlying Index Publisher and is intended to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. The calculation of the value of the Underlying Index is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the Underlying Index reflects the performance of the U.S. equity markets.

As of March 2, 2012, the aggregate market value of the 500 companies included in the Underlying Index represented approximately 75% of the U.S. equities market.  The Underlying Index Publisher chooses companies for inclusion in the Underlying Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the New York Stock Exchange, which the Underlying Index Publisher uses as an assumed model for the composition of the total market.  Relevant criteria employed by the Underlying Index Publisher include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of March 2, 2012, the 500 companies included in the Underlying Index were divided into 10 Global Industry Classification Sectors.  The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.90%), Consumer Staples (10.75%), Energy (12.02%), Financials (14.33%), Health Care (11.34%), Industrials (10.71%), Information Technology (20.21%), Materials (3.58%), Telecommunication Services (2.73%) and Utilities (3.43%). The Underlying Index Publisher may from time to time, in its sole discretion, add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above.

THE UNDERLYING INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT.

Computation of the S&P 500® Index

On March 21, 2005, the Underlying Index Publisher began to calculate the Underlying Index based on a half float-adjusted formula, and on September 16, 2005, the Underlying Index Publisher completed the full float adjustment of the Underlying Index. The Underlying Index Publisher’s criteria for selecting stocks for the Underlying Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the Underlying Index reflect only those shares that are available to investors and not all of a company’s outstanding shares.  The Underlying Index Publisher defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.  In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Underlying Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, the Underlying Index Publisher will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Index is calculated using a base-weighted aggregate methodology: the level of the Underlying Index reflects the total market value of all Underlying Index component stocks relative to the Underlying Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the Underlying Index component stocks during the base period has been set equal to an indexed value of 10.  This is often indicated by the notation 1941-43=10.  In practice, the daily calculation of the Underlying Index is computed by dividing the total market value of the Underlying Index component stocks by a number called the index divisor.  By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it is the only link to the original base period level of the Underlying Index.  The index divisor keeps the Underlying Index comparable over time and is the manipulation point for all adjustments to the Underlying Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the Underlying Index from changing due to corporate actions, all corporate actions which affect the total market value of the Underlying Index require an index divisor adjustment.  By adjusting the index divisor for the change in total market value, the level of the Underlying Index remains constant. This helps maintain the level of the Underlying Index as an accurate barometer of stock market performance and ensures that the movement of the Underlying Index does not reflect the corporate actions of individual companies in the Underlying Index.  All index divisor adjustments are made after the close of trading.  Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Underlying Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth, for each of the quarterly periods indicated, the high, low and end-of-period Closing Values of the Underlying Index from January 3, 2007 through March 2, 2012.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  These historical data on the Underlying Index are not indicative of the future performance of the Underlying Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Underlying Index during any period set forth below is not an indication that the Underlying Index is more or less likely to increase or decrease at any time during the term of the Notes, and no assurance can be given as to the Closing Value of the Underlying Index on the Valuation Date.

	High	Low	Period End
2007
Quarter
First	1,459.68	1,374.12	1,420.86
Second	1,539.18	1,424.55	1,503.35
Third	1,553.08	1,406.70	1,526.75
Fourth	1,565.15	1,407.22	1,468.36
2008
Quarter
First	1,447.16	1,273.37	1,322.70
Second	1,426.63	1,278.38	1,280.00
Third	1,305.32	1,106.39	1,166.36
Fourth	1,161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1,071.66	879.13	1,057.08
Fourth	1,127.78	1,025.21	1,115.10
2010
Quarter
First	1,174.17	1,056.74	1,169.43
Second	1,217.28	1,030.71	1,030.71
Third	1,148.67	1,022.58	1,141.20
Fourth	1,259.78	1,137.03	1,257.64
2011
Quarter
First	1,343.01	1,256.88	1,325.83
Second	1,363.61	1,265.42	1,320.64
Third	1,353.22	1,119.46	1,131.42
Fourth	1,285.09	1,099.23	1,257.60
2012
Quarter
First (through March 2, 2012)	1,374.09	1,277.06	1,369.63

On March 2, 2012, the Closing Value of the Underlying Index was 1,369.63.

The following graph illustrates the historical performance of the Underlying Index based on the Closing Value thereof on each Index Business Day from January 3, 2007 through March 2, 2012. Past movements of the Underlying Index are not indicative of future values of the Underlying Index.

License Agreement

The Underlying Index Publisher and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by the Underlying Index Publisher in connection with certain financial products, including the Notes.

The license agreement between the Underlying Index Publisher and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $2,500,000 aggregate stated principal amount of Notes (2,500 Notes) for $985.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc.  Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price of $1,000 per Note and some of the Notes to certain dealers, including broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a selling concession of $15.00 per Note.  Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $15.00 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of Citigroup Inc. (the “Guarantor”) and counsel to Citigroup Funding Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc. and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution).  In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of  documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to Citigroup Funding Inc.’s Registration Statement on Form S-3 (No. 333-172554).

UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  It applies only to an initial investor who purchases the Notes at their stated principal amount and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

▪	certain financial institutions;

▪	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;

▪	investors holding the Notes as part of a “straddle,” conversion transaction or constructive sale transaction;

▪	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;

▪	entities classified as partnerships for U.S. federal income tax purposes;

▪	regulated investment companies;

▪	tax-exempt entities, including an “individual retirement account” or “Roth IRA”; and

▪	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of holding and disposing of Notes.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

Each holder, by purchasing the Notes, agrees to treat each Note as a put option (the “Put Option”) written by the holder with respect to the Underlying Index, secured by a cash deposit with a principal amount equal to the stated principal amount of the Notes (the “Deposit”).  Under this treatment:

▪	a portion of each coupon payment will be attributable to interest on the Deposit; and

▪
the remainder will represent option premium attributable to the holder’s grant of the Put Option (with respect to each coupon payment received and, collectively, all coupon payments received, “Put Premium”).

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or similar instruments, significant aspects of the treatment of an investment in the Notes are uncertain.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below.  Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of each Note as a Put Option and a Deposit.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

▪	a citizen or individual resident of the United States;

▪
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

▪	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Coupon Payments.  Interest paid with respect to the Deposit will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

The Put Premium will not be taken into account until maturity or earlier sale or exchange of the Notes.

We will treat 41.65% of each coupon payment as interest on the Deposit and 58.35% as Put Premium for each Note

Sale or Exchange Prior to Maturity.  Upon a sale or exchange of a Note prior to maturity, a U.S. Holder should apportion the amount realized between the Deposit and the Put Option based on their respective values on the date of sale or exchange.  A U.S. Holder should recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount realized that is apportioned to the Deposit (the “Deposit Value”) and (ii) the U.S. Holder’s basis in the Deposit (i.e., the stated principal amount of the Note).  Such gain will be treated as ordinary interest income to the extent of the amount of any accrued but unpaid interest on the Deposit not yet taken into income, and any remaining gain will be treated as capital gain.  Loss on the Deposit will be treated as capital loss.  The resulting capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year, or short-term capital gain or loss otherwise.

Any difference between the amount realized on the sale or exchange and the Deposit Value will be apportioned to the Put Option. If the Deposit Value exceeds the amount realized upon the sale or exchange of a Note, a U.S. Holder will be treated as having made a payment equal to such excess in exchange for the purchaser’s assumption of the Put Option.  The U.S. Holder will recognize gain or loss in respect of the Put Option in an amount equal to the total Put Premium previously received by the U.S. Holder, decreased by the amount deemed to be paid by the U.S. Holder, or increased by the amount deemed to be paid to the U.S. Holder, in exchange for the purchaser’s assumption of the Put Option. This gain or loss will be short-term capital gain or loss.

Tax Treatment at Maturity.  The coupon payment received at maturity will be treated as described above under “Coupon Payments.”

If a U.S. Holder receives the stated principal amount of a Note, the Put Option will be deemed to have expired unexercised, in which case the U.S. Holder will recognize short-term capital gain in an amount equal to the sum of all Put Premium received, including the Put Premium received at maturity.  If a U.S. Holder receives an amount that (without taking into account the final coupon payment) is less than the stated principal amount of the Note, the Put Option will be deemed to have been exercised and the U.S. Holder will be deemed to have applied the

Deposit toward the cash settlement of the Put Option.  In this case, the U.S. Holder will recognize gain or loss with respect to the Put Option in an amount equal to the difference between (i) the total Put Premium received (including the Put Premium received at maturity) and the cash the U.S. Holder receives at maturity, excluding the final coupon payment, and (ii) the Deposit.  This gain or loss will be short-term capital gain or loss.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes.  For example, the IRS might treat the Notes as “contingent payment debt instruments.”  In that event, regardless of whether a U.S. Holder is an accrual-method or cash-method taxpayer, (i) in each year that the holder holds the Notes, the holder will be required to accrue into income original issue discount on the Notes at our “comparable yield” for similar noncontingent debt, determined at the time of the issuance of the Notes, and (ii) any income recognized upon the sale or exchange of the Notes will generally be treated as interest income.  Alternatively, it is possible that the entire coupon on the Notes could be treated as income to a U.S. Holder at the time received or accrued, or the coupon payments on the Notes might not be accounted for separately as giving rise to income to U.S. Holders until the sale, exchange or retirement of the Notes.  In addition, U.S. Holders could be subject to special reporting requirements if any loss exceeded certain thresholds.

Other possible U.S. federal income tax treatments of the Notes could also affect the timing and character of income or loss with respect to the Notes.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

▪	an individual who is classified as a nonresident alien;

▪	a foreign corporation; or

▪	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

A Non-U.S. Holder of the Notes generally should not be subject to U.S. federal withholding or income tax in respect of amounts paid to the Non-U.S. Holder, provided that: (i) income or gain in respect of the Notes is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii) the Non-U.S. Holder (or a financial institution holding the Notes on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that the beneficial owner is not a U.S. person.

If a Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain in respect of the Notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise.  Such holders should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.  Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

Amounts paid on the Notes, and the proceeds of a sale, exchange or other disposition of the Notes, may be subject to information reporting and, if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code.  A Non-U.S. Holder (or a financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with the appropriate IRS Form W-8 will generally establish an exemption from backup withholding.  Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Market-Linked Coupon Notes
Based on the S&P 500® Index
due March 5, 2015

($1,000 Stated Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement

March 2, 2012
(Including Prospectus Supplement dated
May 12, 2011 and Prospectus dated
 May 12, 2011)

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

____________________ TABLE OF CONTENTS

Page
Pricing Supplement
Key Terms	PS-2
Summary Information-Q&A	PS-3
Risk Factors Relating to the Note	PS-7
Description of the Notes	PS-12
Hypothetical Payments on the Notes	PS-17
Description of the S&P 500® Index	PS-19
Plan of Distribution; Conflicts of Interest	PS-23
Erisa Matters	PS-24
Validity of the Notes	PS-24
United States Federal Tax Considerations	PS-25

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28